Stater Bros. Holdings Inc.

301 S. Tippecanoe Avenue

San Bernardino, California 92408

August 15, 2011

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn.:  Charles Lee

Re:	Stater Bros. Holdings Inc.
Registration Statement on Form S-4 (File No. 333-175140)

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Stater Bros. Holdings Inc., a Delaware corporation (the “Company”), on behalf of itself and the other co-registrants listed on the above referenced Registration Statement on Form S-4 (the “Registration Statement”), hereby respectfully requests that the effective time of the Registration Statement be accelerated to 9:00 a.m., Eastern Time, on August 18, 2011 or as soon thereafter as practicable.

The Company hereby acknowledges that:

•

should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[Signature page follows]

Very truly yours,

Stater Bros. Holdings Inc.

By:	/s/ Phillip J. Smith
Phillip J. Smith
Chief Financial Officer

cc:	Linda Curtis, Gibson, Dunn & Crutcher LLP

[Acceleration Request Letter]